UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2016

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nobilis Health Corp.
Full Name of Registrant

N/A
Former Name if Applicable

11700 Katy Freeway, Suite 300
Address of Principal Executive Office (Street and Number)

Houston, Texas 77079
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant continues to finalize the financial statements to be presented in its Quarterly Report on Form 10-Q. The Registrant's independent auditor requires additional time to complete its review of the Registrant's financial statements for the period ended March 31, 2016. The Registrant is working diligently to finalize the review and will be able to complete the review within the extended filing period pursuant to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Natalie Kurz	281	506-7769
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 10, 2016, the Registrant issued a press release announcing its first quarter ended March 31, 2016 financial results. The registrant anticipates the following significant changes in results of operations from the corresponding period from 2015: total revenue for the three months ended March 31, 2016 increased $13.4 million, or 35%, to $51.3 million from $37.9 million in the prior corresponding period; (2) certain expenses, including salary and benefits, drugs and supplies, and general & administrative, increased from the prior corresponding period, as more fully described in the earnings press release. A copy of the earnings press release was furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on the date hereof.

This Form 12b-25 may contain forward-looking statements (within the meaning of applicable securities laws) of the Registrant including the expected timing of filings and our financial guidance. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions and may discuss future expectations, contain projections of future results of operations or of financial condition, or state other forward-looking information. These statements are based on the Registrant’s expectations, estimates, forecasts and projections and while the Registrant considers these to be reasonable based on information currently available, they may prove to be incorrect. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. These risks and uncertainties are discussed in the Registrant’s Form 10-K for the fiscal year ended December 31, 2015, filed with the United States Securities and Exchange Commission on March 15, 2016. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. Other than as required by law, the Registrant undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances.

NOBILIS HEATH CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2016	By:	/s/ Kenneth Klein
Kenneth Klein
	Title:	Chief Financial Officer